EXHIBIT 99.1

Quarterly Report to Shareholders

TC Energy reports solid first quarter operating performance
Continues to advance $20 billion secured capital program following formal suspension of Keystone XL
CALGARY, Alberta – May 7, 2021 – TC Energy Corporation (TSX, NYSE: TRP) (TC Energy or the Company) today announced a net loss attributable to common shares for first quarter 2021 of $1.1 billion or $1.11 per share compared to net income of $1.1 billion or $1.22 per share for the same period in 2020. Excluding an asset impairment charge related to the formal suspension of Keystone XL and certain other specific items, comparable earnings for first quarter 2021 were $1.1 billion or $1.16 per common share compared to $1.1 billion or $1.18 per common share in 2020. TC Energy's Board of Directors also declared a quarterly dividend of $0.87 per common share for the quarter ending June 30, 2021, equivalent to $3.48 per common share on an annualized basis.
"During the first three months of 2021, our diversified portfolio of essential energy infrastructure continued to perform very well," said François Poirier, TC Energy’s President and Chief Executive Officer. "Robust comparable earnings and cash generation once again highlight the resiliency of our assets and how imperative they are to the North American economy as we deliver the energy and advance projects vital to our way of life in a safe and reliable manner."
Despite energy market volatility, weather events and the ongoing impacts of COVID-19, across our extensive operations, flows and utilization levels remain in line with historical and seasonal norms. Given the predictable nature of our cash flow streams, the Company's outlook for full-year 2021 comparable earnings remains generally consistent with last year's record results.
"While we were very disappointed by the revocation of the Presidential Permit for Keystone XL and the resulting after-tax impairment charge, we are well positioned to deliver sustainable, high-quality growth in the years ahead," continued Poirier. "We are advancing a $20 billion secured capital program and working on a substantive portfolio of other similarly high-quality opportunities under development. Importantly, all of our capital projects are underpinned by long-term contracts and/or regulated business models highlighting the fundamental need for this critical new infrastructure while at the same time giving us visibility to the earnings and cash flow they will generate as they enter service in the coming years. Through prudent financial management, our balance sheet continues to exhibit its historical strength allowing us to effectively self-fund our growth program."
Looking beyond the current suite of projects, we are well positioned to capture future growth prospects associated with our extensive asset footprint and deep organizational capabilities as well as others that arise as the world both consumes more energy and transitions to a cleaner energy future. We are exploring opportunities to electrify and use renewable energy to power certain of the Company's proprietary energy loads, with the goal of a net reduction in emissions across our footprint. In all our operations and projects, we remain focused on managing, reducing or eliminating our greenhouse gas emissions to the fullest extent possible. Whether through modernizing and upgrading our expansive asset network, expanding our capacity to displace higher-emission fuel sources, or exploring new innovative clean energy technologies, we believe our creativity, technical strength and unparalleled market connectivity provide us the ability to prosper regardless of the pace of energy transition.
Success in advancing our current slate of secured projects and other organic growth opportunities emanating from our five operating businesses across North America is expected to support annual dividend growth of five to seven per cent in this historically low-interest rate environment.

Highlights
(All financial figures are unaudited and in Canadian dollars unless otherwise noted)
•First quarter 2021 financial results
◦Net loss attributable to common shares of $1.1 billion or $1.11 per common share
▪Includes $2.2 billion after-tax Keystone XL asset impairment charge; offsetting amounts with respect to the Government of Alberta's investment and guarantees expected to be recorded through equity in future periods
◦Comparable earnings of $1.1 billion or $1.16 per common share
◦Comparable EBITDA of $2.5 billion
◦Net cash provided by operations of $1.7 billion
◦Comparable funds generated from operations of $2.0 billion
•Declared a quarterly dividend of $0.87 per common share for the quarter ending June 30, 2021
•Continued to advance our $20 billion secured capital program by investing $1.9 billion in various projects during the first quarter
•Placed the remainder of BXP in service in January and Phase I of the Grand Chenier XPress project in April
•Entered a joint venture with Motiva Enterprises (Motiva) to construct the US$152 million Port Neches Link pipeline system to connect the Keystone Pipeline System to Motiva's Port Neches Terminal
•Completed the acquisition of all of the publicly-held outstanding common units of TC PipeLines, LP in exchange for 38 million TC Energy common shares.
Net (loss)/income attributable to common shares decreased by $2.2 billion or $2.33 per common share to a net loss of $1.1 billion or $1.11 per share for the three months ended March 31, 2021 compared to the same period last year. On January 20, 2021, the Presidential Permit for the Keystone XL pipeline was revoked and, as a result, we subsequently agreed with the Government of Alberta to formally suspend the Keystone XL pipeline project and have evaluated our investment for impairment along with those in related capital projects in development including Heartland Pipeline, TC Terminals and Keystone Hardisty Terminal. We determined that the carrying amount of these assets was no longer fully recoverable and, as a result, in first quarter 2021 we recognized an after-tax asset impairment of $2.2 billion, net of expected contractual recoveries and other contractual and legal obligations. The Keystone XL pipeline asset impairment does not reflect offsetting amounts with respect to the Government of Alberta's investment and guarantees which are expected to be recorded through the statement of equity in future periods and would serve to reduce our net financial exposure on the Keystone XL pipeline project to approximately $1.0 billion as at March 31, 2021. First quarter 2020 included an income tax valuation allowance release of $281 million following our reassessment of deferred tax assets that are deemed more likely than not to be realized, and an incremental after-tax loss of $77 million related to the Ontario natural-gas fired power plant assets held for sale. These specific items, as well as unrealized gains and losses from changes in risk management activities, are excluded from comparable earnings as we do not consider them to be reflective of our underlying operations. Per share results also reflect the impact of common shares issued for the acquisition of TC PipeLines, LP in first quarter 2021.
Comparable EBITDA of $2.5 billion decreased by $43 million for the three months ended March 31, 2021 compared to the same period in 2020 primarily due to the net effect of the following:
•lower contribution from Mexico Natural Gas Pipelines mainly due to US$55 million of fees recognized in 2020 associated with the successful completion of the Sur de Texas pipeline
•decreased earnings from Liquids Pipelines due to lower volumes on the Keystone Pipeline System, partially offset by increased contributions from liquids marketing activities mainly resulting from higher margins and volumes
•lower Power and Storage results attributable to reduced earnings in Bruce Power in 2021 primarily due to greater outage days, partially offset by first quarter gains in 2021 on funds invested for post-retirement benefits
•higher comparable EBITDA from Canadian Natural Gas Pipelines largely due to the impact of increased flow-through depreciation and financial charges along with higher rate-base earnings on the NGTL System, Coastal GasLink development fees and increased flow-through income taxes on the Canadian Mainline, partially offset by lower flow-through financial charges on the Canadian Mainline

•increased earnings in U.S. Natural Gas Pipelines from Columbia Gas following the application for higher transportation rates effective February 1, 2021, subject to refund upon completion of the current rate proceeding along with incremental earnings resulting from greater capitalized pipeline integrity costs in 2021 compared to 2020
•foreign exchange impact of a weaker U.S. dollar on the Canadian dollar equivalent segmented earnings in our U.S. dollar-denominated operations. While the weakening of the U.S. dollar in first quarter 2021 compared to the same period in 2020 had a negative impact on first quarter 2021 comparable EBITDA, the corresponding impact on comparable earnings was not significant due to offsetting natural and economic hedges.
Due to the flow-through treatment of certain expenses including income taxes, financial charges and depreciation on our Canadian rate-regulated pipelines, changes in these expenses impact our comparable EBITDA despite having no significant effect on net income.
Comparable earnings of $1.1 billion or $1.16 per common share decreased by $1 million or $0.02 per common share for the three months ended March 31, 2021 compared to the same period in 2020 and was primarily the net effect of:
•changes in comparable EBITDA described above
•lower allowance for funds used during construction (AFUDC), predominantly on account of the suspension of recording AFUDC on the Villa de Reyes project effective January 1, 2021 due to ongoing project delays
•higher depreciation and amortization largely in Canadian Natural Gas Pipelines and U.S. Natural Gas Pipelines reflecting new assets placed in service
•higher interest income and other mainly attributable to realized gains in 2021 compared to realized losses in 2020 on derivatives used to manage our net exposure to foreign exchange rate fluctuations on U.S. dollar-denominated income, partially offset by lower unrealized foreign exchange gains on peso-denominated deferred income tax liabilities net of derivatives used to manage this exposure
•decreased non-controlling interests as a result of the March 3, 2021 acquisition of all outstanding common units of TC PipeLines, LP not beneficially owned by TC Energy
•lower interest expense as a result of the foreign exchange impact from a weaker U.S. dollar on translation of U.S. dollar-denominated interest as well as lower interest rates on reduced levels of short-term borrowings. This was partially offset by lower capitalized interest largely related to the completion of the Napanee power plant in first quarter 2020, the change to equity accounting for our Coastal GasLink investment upon the sale of a 65 per cent interest in the project in second quarter 2020 and the revocation of the Presidential Permit for the Keystone XL pipeline in January 2021.
Comparable earnings per share reflects the impact of common shares issued for the acquisition of TC PipeLines, LP in first quarter 2021.
Certain of our businesses generate all or most of their earnings in U.S. dollars and, since we report our financial results in Canadian dollars, changes in the value of the U.S. dollar against the Canadian dollar can affect our comparable EBITDA and net income. As our U.S. dollar-denominated operations continue to grow, this exposure increases. A portion of the U.S. dollar-denominated comparable EBITDA exposure is naturally offset by U.S. dollar-denominated amounts below comparable EBITDA within depreciation and amortization, interest expense and other income statement line items. The balance of the exposure is actively managed on a rolling two-year forward basis using foreign exchange derivatives, however, the natural exposure beyond that period remains.
NOTABLE RECENT DEVELOPMENTS INCLUDE:
Canadian Natural Gas Pipelines
•Coastal GasLink: In December 2020, in response to the COVID-19 pandemic, the British Columbia Provincial Health Officer issued an order restricting the number of workers on site for industrial projects in the Northern Health Authority region of British Columbia. Additional health and safety measures were implemented by Coastal GasLink to prevent and control the risk of transmission of COVID-19 among workers at the camps and at the worksites, enabling the project to proceed with critical activities. On April 13, 2021, the provincial health order was lifted allowing the project to finalize the Coastal GasLink remobilization plans for the summer construction program.

As a result of scope changes, permit delays and the impacts from COVID-19, including the provincial health order, we continue to expect project costs to increase significantly along with a delay to project completion compared to the original project cost and schedule. Coastal GasLink will continue to mitigate cost increases and schedule deferrals and is working with LNG Canada on establishing a revised project plan and budget. Incremental costs will be included in the final pipeline tolls, subject to certain conditions. We do not anticipate our future equity contributions will increase significantly following the conclusion of this process.
U.S. Natural Gas Pipelines
•Grand Chenier XPress: Phase I of Grand Chenier XPress, an expansion project on the ANR pipeline system connecting supply directly to U.S. Gulf Coast LNG export facilities, went into service in April 2021. Phase II is expected to be placed in service in early 2022.
•Columbia Gas Section 4 Rate Case: Columbia Gas filed a Section 4 Rate Case with FERC in July 2020 requesting an increase to Columbia Gas' maximum transportation rates effective February 1, 2021, subject to refund upon completion of the rate proceeding. The rate case is progressing as expected as we continue to pursue a collaborative process to find a mutually beneficial outcome with our customers through settlement negotiations.
Mexico Natural Gas Pipelines
•Villa de Reyes: Construction is ongoing but has been delayed due to COVID-19 contingency measures which have impeded our ability to obtain work authorizations as a result of administrative closures. We expect to complete construction of Villa de Reyes in 2021.
Liquids Pipelines
•Keystone XL: On January 20, 2021, the Presidential Permit for the Keystone XL pipeline was revoked and as a result, we suspended the advancement of the project and ceased capitalizing costs, including interest during construction, while we assessed the options available to us and our partner, the Government of Alberta. We have subsequently agreed with the Government of Alberta to formally suspend the Keystone XL pipeline project and have evaluated our investment for impairment along with those in related capital projects in development including Heartland Pipeline, TC Terminals and Keystone Hardisty Terminal. We determined that the carrying amount of these assets was no longer fully recoverable. As a result, in first quarter 2021, we recognized an asset impairment charge, net of expected contractual recoveries and other contractual and legal obligations related to suspension activities of $2.8 billion ($2.2 billion after tax) which was excluded from comparable earnings. The asset impairment charge was based on the excess of the carrying value of $3.3 billion over the estimated fair value of $0.2 billion. Suspension activities and related costs will continue throughout 2021 and 2022 with any adjustments to the estimated fair value and future contractual and legal obligations being expensed as incurred and also excluded from comparable earnings.
Although we have recorded a $2.2 billion after-tax asset impairment charge, net of expected contractual recoveries and other contractual and legal obligations related to suspension activities, a significant portion of this amount is shared with the Government of Alberta, thereby reducing our net financial exposure. After considering the Government of Alberta contribution of $0.4 billion for Class A interests reported in Redeemable non-controlling interest and the $0.8 billion outstanding on the Government of Alberta guaranteed credit facility reported in Current portion of long-term debt, our net financial exposure on the $2.2 billion after-tax asset impairment at March 31, 2021 was approximately $1.0 billion.
Shortly after the Presidential Permit was revoked, construction stand-down activities were fully implemented, although certain activities are ongoing, to complete work that commenced in 2020 in order to adhere to our commitment to safety and the environment. The majority of the associated continuing costs are expected to be funded through the existing project-level credit facility which remains fully guaranteed by the Government of Alberta. On March 26, 2021, we reduced the total amount available under the credit facility from US$4.1 billion to US$1.6 billion and as at March 31, 2021, there was an outstanding balance of $779 million (US$619 million) on this facility. The formal suspension of the project does not require immediate repayment of the debt.

•Port Neches: On March 8, 2021, we entered a joint venture with Motiva to construct the US$152 million Port Neches Link pipeline system which will connect the Keystone Pipeline System to Motiva’s Port Neches Terminal, which supplies 630,000 Bbl/d to their Port Arthur refinery. This common carrier pipeline system will also include facilities to tie in additional liquids terminals to the Keystone Pipeline System with other downstream infrastructure, and is expected to be in service in the second half of 2022.
Corporate
•Common share dividend: Our Board of Directors declared a quarterly dividend of $0.87 per common share for the quarter ending June 30, 2021. The quarterly amount is equivalent to $3.48 per common share on an annualized basis.
•Acquisition of TC PipeLines, LP: On March 3, 2021, we completed the previously announced acquisition pursuant to the agreement dated December 14, 2020 which resulted in TC Energy acquiring all of the outstanding common units of TC PipeLines, LP not beneficially owned by TC Energy and TC PipeLines, LP becoming an indirect, wholly-owned subsidiary of TC Energy. Upon close of the transaction, TC PipeLines, LP common unitholders received 0.70 common shares of TC Energy for each issued and outstanding publicly-held TC PipeLines, LP common unit. In accordance with the acquisition terms, we issued 38 million TC Energy common shares in exchange for all publicly-held common units of TC PipeLines, LP valued at approximately $2.1 billion, net of transaction costs.
•Issuance of junior subordinated notes and redemption of Series 13 preferred shares: In March 2021, we issued $500 million of Junior Subordinated Notes through TransCanada Trust, a wholly-owned financing trust subsidiary of TCPL. We will use the proceeds from the issuance to redeem all issued and outstanding TC Energy Series 13 preferred shares on May 31, 2021 pursuant to their terms and, prior to such redemption, to reduce short-term indebtedness and for general corporate purposes.
Teleconference and Webcast
We will hold a teleconference and webcast on Friday, May 7, 2021 to discuss our first quarter 2021 financial results. François Poirier, President and Chief Executive Officer, Don Marchand, Executive Vice-President, Strategy & Corporate Development and Chief Financial Officer, and other members of the executive leadership team will discuss TC Energy's financial results and company developments at 1 p.m. (MDT) / 3 p.m. (EDT).
Members of the investment community and other interested parties are invited to participate by calling 1.855.327.6838. No pass code is required. Please dial in 15 minutes prior to the start of the call. A live webcast of the teleconference will be available on TC Energy's website at www.TCEnergy.com/events or via the following URL: http://www.gowebcasting.com/11059.
A replay of the teleconference will be available two hours after the conclusion of the call until midnight (EDT) on May 14, 2021. Please call 1.855.669.9658 and enter pass code 6572.
The unaudited interim condensed consolidated financial statements and Management’s Discussion and Analysis (MD&A) are available on our website at www.TCEnergy.com and will be filed today under TC Energy's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov.
About TC Energy
We are a vital part of everyday life – delivering the energy millions of people rely on to power their lives in a sustainable way. Thanks to a safe, reliable network of natural gas and crude oil pipelines, along with power generation and storage facilities, wherever life happens – we’re there. Guided by our core values of safety, responsibility, collaboration and integrity, our 7,500 people make a positive difference in the communities where we operate across Canada, the U.S. and Mexico.
TC Energy's common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at www.TCEnergy.com.

Forward-Looking Information
This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and Annual Report filed under TC Energy's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.
Non-GAAP Measures
This release contains references to non-GAAP measures, including comparable earnings, comparable earnings per common share, comparable EBITDA and comparable funds generated from operations, that do not have any standardized meaning as prescribed by U.S. GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. These non-GAAP measures are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable except as otherwise described in the Condensed consolidated financial statements and MD&A. For more information on non-GAAP measures, refer to TC Energy's most recent Quarterly Report to Shareholders.

Media Inquiries:
Jaimie Harding / Hejdi Carlsen
403.920.7859 or 800.608.7859

Investor & Analyst Inquiries:
David Moneta / Hunter Mau
403.920.7911 or 800.361.6522